Exhibit 99.7

DATED APRIL 15, 2010

(1) Xinyuan Real Estate, Ltd.

as “Chargor”

(2) Victory Good Development Limited

South Glory International Limited

and Elite Quest Holdings Limited

as the “Companies”

and

(3) The Bank of New York Mellon

as the “Collateral Agent”

EQUITABLE MORTGAGE

IN RESPECT OF SHARES OF

VICTORY GOOD DEVELOPMENT LIMITED

SOUTH GLORY INTERNATIONAL LIMITED

AND

ELITE QUEST HOLDINGS LIMITED

THIS EQUITABLE MORTGAGE (or this “Mortgage”) is made the 15th day of April 2010

BY AND AMONG:

1.	Xinyuan Real Estate, Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Chargor”);

2.	Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited, each a company with limited liability incorporated under the laws of Hong Kong (each a “Company” and collectively the “Companies”); and

3.	The Bank of New York Mellon, in its capacity as collateral agent (with its successors in such capacity, the “Collateral Agent”) for the benefit of the Secured Parties (as defined below).

WHEREAS:

(A)	Xinyuan Real Estate Co., Ltd. (the “Issuer”) plans to issue a certain guaranteed senior secured US$40,000,000 note due April 15, 2013 (the “GSS Note”) pursuant to a securities purchase agreement dated the date hereof (as the same may be amended and supplemented and in effect from time to time, the “Securities Purchase Agreement”) by and among the Issuer, the Chargor, the Guarantors (as defined therein) and the Noteholders (as defined below);

(B)	The Chargor holds legal and beneficial title to 100% of the entire issued capital of each Company as detailed on Schedule 1 attached hereto and made a part hereof;

(C)	The execution and delivery of this Mortgage by Chargor is a requirement under the Securities Purchase Agreement; and

(D)	The Collateral Agent has been appointed to act as collateral agent hereunder pursuant to the Collateral Agency Agreement (as defined below) and holds the benefit of this Mortgage on trust for the Secured Parties.

NOW, THEREFORE, WITNESSES for the consideration of the foregoing and of any financial accommodations or extensions of credit heretofore, now or hereafter made by the Secured Parties pursuant to the Securities Purchase Agreement or any other agreement, instrument or document executed pursuant to or in connection therewith (collectively, the “Borrowing Documents”), and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged:

1.	INTERPRETATION

1.1	In this Mortgage, unless the context otherwise requires, the following words and expressions shall have the following meanings:

“Business Day” means any day on which banks in the Cayman Islands, Hong Kong, London, Zhengzhou in Henan Province, the People’s Republic of China, and (in relation to any payment in US$) New York City are open for business;

“Charged Property” means all beneficial and legal title in and to the Shares and all other shares, warrants and options in each Company from time to time owned by the Chargor and all dividends or other distributions, interest, other moneys and in-kind payments accrued, paid or payable after the date hereof in connection therewith and all interests in and all rights accruing at any time to or in respect of all or any of the Shares;

“Chargor” is defined in the Preamble;

“Collateral Agency Agreement” means that certain agreement, dated as of the date hereof, among The Bank of New York Trust Company (Cayman) Limited, The Bank of New York Mellon, Forum Asian Realty Income II, L.P., and the Chargor;

“Collateral Agent” is defined in the Preamble;

“Companies” or “Company” is defined in the Preamble;

“Dispute” is defined in Section 22.2;

“Event of Default” means an Event of Default as defined in the Securities Purchase Agreement or any breach by the Chargor of any of the provisions of this Mortgage;

“Lien” means, with respect to any property of any person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing);

“Mortgage” means this share mortgage and charge;

“Noteholder” means any Person holding any GSS Note or GSS Notes, collectively, the “Noteholders”;

“Obligor” means any of the Company and the Guarantors (as each term is defined in the Securities Purchase Agreement);

“Parties” means the parties to this Mortgage;

“Secured Obligations” means all indebtedness, obligations, and other liabilities (contingent or otherwise and including any post-petition interest arising under any bankruptcy law) owing or expressed to be owing to the Collateral Agent and the Noteholders arising under or pursuant to the Securities Purchase Agreement, the GSS Notes or any other Borrowing Documents;

“Secured Party” means any or each of the Collateral Agent and the Noteholders, collectively the “Secured Parties”;

“Security Documents” has the meaning ascribed to such term in the Securities Purchase Agreement;

“Shares” means all of the shares and/or equity interests in the Companies, including the share capital of the Companies outstanding at any time; and

“Transaction Documents” means collectively this Mortgage, the Securities Purchase Agreement, the GSS Notes, the security purchase agreements pursuant to which the Noteholders purchased any of the GSS Notes and the other Borrowing Documents.

1.2	In this Mortgage:

(a)	unless the context otherwise requires or unless otherwise defined, capitalized terms used in this Mortgage shall have the same meanings ascribed to such terms in the Securities Purchase Agreement;

(b)	any reference to the “Collateral Agent”, the “Issuer”, a “Company”, the “Chargor”, any of the “Secured Parties” or any of the “Noteholders” shall be construed so as to include its or their (and any subsequent) successors and any permitted transferees or permitted assigns in accordance with their respective interests;

(c)	references to statutory provisions shall be construed as references to those provisions as amended or re-enacted or as their application is modified by other provisions from time to time and shall include references to any provisions of which they are reenactments (whether with or without modification);

(d)	references to sections, recitals and schedules are references to sections hereof, recitals hereof and schedules hereto; references to sub-sections or paragraphs are, unless otherwise stated, references to sub-sections of the section or paragraphs of the schedule in which the reference appears;

(e)	references to the singular shall include the plural and vice versa and references to the masculine shall include the feminine or neuter and vice versa;

(f)	references to persons shall include companies, partnerships, associations and bodies of persons, whether incorporated or unincorporated;

(g)	references to assets include property, rights and assets of every description; and

(h)	references to any document are to be construed as references to such document as amended or supplemented from time to time.

1.3	This Mortgage shall be read together with the Securities Purchase Agreement but, in the case of any conflict between the instruments, the provisions of the Securities Purchase Agreement shall prevail.

2.	CHARGOR AND COMPANIES REPRESENTATION AND WARRANTIES

Each of the Companies and the Chargor hereby represents and warrants to the Collateral Agent and acknowledges that the Secured Parties have entered into the Transaction Documents to which they are a party in reliance upon such representations and warranties that:

(a)	the Chargor is the legal and beneficial owner of the Charged Property, free from any Lien (other than that created by this Mortgage and any options, warrants or rights of pre-emption;

(b)	the Chargor has full power and authority (i) to be the legal and beneficial owner of the Charged Property, (ii) to execute and deliver this Mortgage and (iii) to comply with the provisions of, and perform all its obligations under, this Mortgage;

(c)	this Mortgage constitutes its legal, valid and binding obligations enforceable against it in accordance with its terms;

(d)	the execution, performance of its obligations and liabilities under this Mortgage will not:

(i)	contravene any law or regulation or any order of any governmental or other official authority, body or agency or any judgment, order or decree of any court having jurisdiction over it or the Charged Property; or

(ii)	conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which it is a party or any licence or other authorisation to which it is subject or by which it or any of its property is bound in any material respect; or

(iii)	contravene or conflict with any provision of its constitutional documents;

(e)	it is able to pay its debts as they fall due and it has not taken any action nor have any steps been taken or legal proceedings been started or threatened in writing against it for (i) winding up, dissolution or reorganisation, (ii) the enforcement of any Lien over its assets, or (iii) for the appointment of a liquidator, receiver, administrative receiver, administrator, trustee or similar officer of it or of any or all of its assets;

(f)	it is not in breach (nor would be in breach with the giving of notice, passing of time, or satisfaction of any other condition) or in default under any deed, instrument or any agreement to which it is a party or which is binding on it or any of its assets which breach or default has or might reasonably be expected to have a Material Adverse Effect;

(g)	no action, litigation or administrative proceeding has been commenced (so far as it is aware having made all reasonable enquiry) or (to the best of its knowledge and belief) is pending or threatened in writing against it, which, if adversely determined, might reasonably be expected to have a Material Adverse Effect nor is there subsisting any unsatisfied judgment or award given against it by any court, board of arbitration or other body;

(h)	it has taken all corporate and other action required to approve its execution, delivery and performance of this Mortgage;

(i)	this Mortgage is effective to create a valid and enforceable first priority fixed charge and first equitable mortgage upon the Charged Property in favour of the Collateral Agent;

(j)	in any proceedings taken in its jurisdiction of incorporation in relation to this Mortgage, it will not be entitled to claim for itself or any of its assets immunity from suit, execution, attachment or other legal process;

(k)	its execution of this Mortgage constitutes, and the performance of its obligations hereunder will constitute, private and commercial acts done and performed for private and commercial purposes;

(l)	it has not sold, transferred or otherwise disposed of, or agreed to sell, transfer or otherwise dispose of, the benefit of all or any of its rights, title and interest in the Charged Property or any part thereof (except, for the avoidance of doubt, any dividend, interest or other money that has been released from the charge hereunder pursuant to Section 6.1(b));

(m)	the Shares with respect to each Company constitute the entire issued share capital of such Company. The Shares are fully paid and there are no moneys or liabilities payable or outstanding in respect thereof;

(n)	the particulars of the Shares as set out in Schedule 1 (Particulars Of Shares) are accurate in all respects;

(o)	the constitutional documents of each Company contain all the material terms of any and all agreements and arrangements between any or all of the holders of Capital Stock in the relevant Company, with respect to the affairs of the relevant Company. None of the holders of any Capital Stock in any Company, or any of their respective Affiliates, has entered into any other binding arrangement or understanding with respect to any of the shares of, or equity interests in, such Company;

(p)	each of the constitutional documents of each Company has been disclosed in writing to the Collateral Agent and is in full force and effect and has not been (A) terminated, rescinded or cancelled; or (B) amended, varied, supplemented (from the forms previously delivered to the Collateral Agent) in any material respect except with the prior written consent of the Collateral Agent;

(q)	other than those referred to in Section 2(r) and Section 4.9, all licences, consents, exemptions, clearance filings, registration, payments of taxes, notarisation and authorisations as are or may be necessary for the proper conduct of its business, trade, and ordinary activities for the performance and discharge of its obligations and liabilities under this Mortgage and which are required in connection with the execution, delivery, validity, enforceability or admissibility in evidence of this Mortgage and the creation of security over the Charged Property have been obtained and are in full force and effect;

(r)	under the laws of its jurisdiction of incorporation in force at the date hereof, it is not necessary, or advisable, that this Mortgage be filed, recorded or enrolled with any court or other authority in such jurisdiction or that any stamp, registration or similar tax be paid on or in relation to this Mortgage except that (i) the particulars of the security interest created under this Mortgage shall be noted in the Register of Mortgages, Charges and other Encumbrances of the Chargor and (ii) stamp duty is payable in the Cayman Islands if this Mortgage is executed or brought into the Cayman Islands; and no restrictions exist in relation to the voting rights associated with any of the Shares.

The representations and warranties contained in paragraphs (a) - (s) above in relation to the Chargor shall be deemed to be repeated by the Chargor by reference to the facts and circumstances then existing on the Issue Date and on each Interest Payment Date until all moneys due or owing by the Obligors under the Securities Purchase Agreement and the GSS Notes have been repaid in full in cash.

3.	CHARGOR’S COVENANTS

The Chargor hereby covenants to the Collateral Agent (for and on behalf of the Noteholders) to discharge and pay on demand of the Collateral Agent as principal and not merely as surety, all of the Secured Obligations.

4.	SECURITY

4.1	In consideration of, amongst other things, the Noteholders agreeing to purchase the GSS Notes and as a continuing security for the full and punctual payment and discharge of the Secured Obligations, the Chargor as legal and beneficial owner hereby mortgages to the Collateral Agent (as trustee for the Secured Parties) by way of a first equitable mortgage and charges to the Collateral Agent (as trustee for the Secured Parties) by way of a first fixed charge, all of the legal and beneficial right, title and interest in and to the Charged Property including all benefits, present and future, actual and contingent accruing in respect of such Charged Property; provided, however, that until an Event of Default occurs the Collateral Agent is not required to have the shares registered in its name or that of its nominee.

4.2	Each of the Chargor and the Companies hereby irrevocably:

(a)	agrees to the creation of security by the Chargor over the Charged Property under or pursuant to this Mortgage;

(b)	waives compliance with any contractual provisions with respect to, and waives any and all right that it may otherwise have to object to, the creation of security by the Chargor over the Charged Property under or pursuant to this Mortgage, any enforcement of such security in accordance with the terms of this Mortgage and any transfer of all or any part of the Charged Property pursuant to the provisions of this Mortgage or any exercise by the Collateral Agent of any of its rights, powers or remedies hereunder; and

(c)	agrees that any transfer of all or any part of the Charged Property pursuant to this Mortgage or any exercise by the Collateral Agent of any of its rights, powers or remedies hereunder shall be valid (and any provisions of the contracts to which the Chargor or the relevant Company, as applicable, is a party to the contrary shall not apply).

4.3	The Chargor hereby agrees simultaneously with the execution of this Mortgage to deliver, or cause to be delivered, to the Collateral Agent:

(a)	its corporate documents required to authorise the execution of this Mortgage (if applicable);

(b)	duly executed undated instruments of transfer and bought and sold notes in respect of the Shares in favour of the Collateral Agent or its nominees in the form set out in Parts I and II of Schedule 2 to this Mortgage;

(c)	all share certificates (if any) representing the Shares;

(d)	executed but undated letters of resignation and release together with letters of authority to date the same from each of the directors, alternate directors and officers of each Company in the forms set out in Parts I and II of Schedule 3 to this Mortgage; and

(e)	an undertaking from all of the directors of each Company to register transfers of the Shares to the Collateral Agent or its nominee in the form set out in Schedule 4 to this Mortgage.

4.4	The Chargor will procure that there shall be no increase or reduction in the authorised or issued share capital of any Company unless otherwise permitted in the Securities Purchase Agreement, and no appointment of any further director or officers of any Company, in each case, without the prior consent in writing of the Collateral Agent.

4.5	The Chargor undertakes that it will deliver, or cause to be delivered, to the Collateral Agent immediately upon (subject to Section 4.4) the acquisition, accrual, offer or issue of any further Shares, the items listed in Section 4.3(a), 4.3(b), 4.3(c), 4.3(d) and 4.3(e) in respect of all such further Shares.

4.6	The Chargor undertakes that it will deliver or cause to be delivered, to the Collateral Agent immediately upon (subject to Section 4.4) the appointment of any further director, alternate director or officer of each Company an undated, signed letter of resignation from such further director, alternate director or officer in a form acceptable to the Collateral Agent.

4.7	The Chargor hereby covenants that it will remain the legal and beneficial owner of the Charged Property (subject only to the Lien hereby created) and that it will not:

(a)	create or suffer the creation of (i) any Lien (other than those created by this Mortgage) on or in respect of the whole or any part of the Charged Property or any of its interest therein; or (ii) any restriction on the ability to transfer or realise all or any part of the Charged Property (except, for the avoidance of doubt, any dividend, interest or other money that has been released from the charge hereunder pursuant to Section 6.1(b)); or

(b)	sell, assign, pledge, mortgage, lend, dispose of, transfer or otherwise deal with any of its interest in the Charged Property in any such case, without the prior consent in writing of the Collateral Agent.

4.8	Without prejudice to Section 4.7, the Chargor shall:

(a)	ensure that at all times the Charged Property is free from any restriction on transfer other than as permitted under this Mortgage or the other Transaction Documents (which restriction has been waived in accordance with Section 4.2), and that it shall procure that the Memorandum and Articles of Association of each Company will not contain any restrictions on transfer which may restrict the ability of the Collateral Agent or any of its nominees to transfer or realise all or any part of the Charged Property or restrict a transfer of all or any part of the Charged Property to the Collateral Agent or any of its nominees or purchasers. The Chargor shall, promptly upon the execution of this Mortgage, procure that the Memorandum and Articles of Association are amended to remove any such restriction which is currently contained in the Memorandum and Articles of Association to the satisfaction of the Collateral Agent; and

(b)	ensure that no restrictions exist in relation to the voting rights associated with any of the Charged Property.

4.9	The Chargor hereby undertakes that it will promptly following execution of this Mortgage:

(a)	cause its registered office provider to record particulars of this Mortgage in its Register of Mortgages, Charges and other Encumbrances; and

(b)	cause its registered office provider to provide to the Collateral Agent a certified copy of such Register of Mortgages, Charges and other Encumbrances.

4.10	The Chargor shall remain liable to perform all the obligations assumed by it in relation to the Charged Property, and the Collateral Agent shall not be under any obligation of any kind whatsoever in respect thereof or be under any liability whatsoever in the event of any failure by the Chargor to perform its obligations in respect thereof.

4.11	The Chargor shall obtain, comply with the terms of and do all that is necessary to maintain in full force and effect all authorisations required in or by the laws of its jurisdiction of incorporation to enable it lawfully to enter into and perform its obligations under this Mortgage and to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of this Mortgage.

4.12	The Chargor shall ensure that at all times this Mortgage shall have the first-priority Lien, subject to no prior Liens other than those mandatorily preferred by law.

4.13	The Chargor shall not amend or modify the Memorandum and Articles of Association of each Company except (a) with the prior written consent of the Collateral Agent or (b) as required pursuant to Section 4.8(a).

4.14	Subject to Sections 10.02 and 10.03 and Section 13.03 of the Securities Purchase Agreement, upon (i) all Secured Obligations having been irrevocably discharged in full in cash and (ii) all amounts which may be or become payable by any or all of the Obligors under or in connection with the Transaction Documents having been irrevocably paid in full, the Collateral Agent shall, at the request (with reasonable notice) and cost of the Chargor, release and cancel the security constituted by this Mortgage, without recourse to, or any representation or warranty by, the Collateral Agent or any of its nominees.

5.	COLLATERAL AGENT

(a) The Collateral Agent shall hold the security created pursuant to this Mortgage, including without limitation the Charged Property, the benefit of the undertakings in this Mortgage and all sums received or recovered by the Collateral Agent pursuant to this Mortgage and any assets representing the same on trust for the benefit of itself and the Noteholders.

(b) The Collateral Agent shall have all the rights, privileges and immunities which gratuitous trustees have or may have in Hong Kong, even though it is entitled to remuneration.

(c) The perpetuity period for the trust created under this Mortgage shall be eighty (80) years from the date of this Mortgage.

6.	DEALINGS WITH CHARGED PROPERTY

6.1	Unless and until the occurrence of an Event of Default:

(a)	the Chargor shall be entitled to exercise all voting and consensual powers pertaining to the Charged Property or any part thereof; provided that the Chargor shall not exercise such voting rights in any manner, or otherwise permit or agree to any (i) variation of the rights attaching to or conferred by all or any part of the Charged Property (except as required under Section 4.8 or with the prior written consent of the Collateral Agent), or (ii) increase in the issued share capital of any Company, which in the opinion of the Collateral Agent would prejudice the validity, enforceability or the value of, or the ability of the Collateral Agent to realise, the security created by this Mortgage or which would cause with passage of time or notice of default under any of the Transaction Documents or an Event of Default to occur; and

(b)	the Chargor shall be entitled to receive and retain any dividends, interest or other moneys or assets accruing on or in respect of the Charged Property or any part thereof released from the charge hereunder subject to any restriction in the other Transaction Documents; and provided that such dividends, interest and other monies are allowed to be paid to the Chargor pursuant to the Transaction Documents (and if the Chargor receives any dividends, interest or other monies arising from the Charged Property the payment of which is not permitted under the Transaction Documents, the Chargor shall hold the same in trust for the Collateral Agent and promptly pay over the same to the Collateral Agent).

6.2	The Chargor shall pay all calls, installments or other payments and shall discharge all other obligations, which may become due in respect of the Charged Property or any part thereof and upon and after the occurrence of an Event of Default or in the event that the Chargor fails to do so, the Collateral Agent may, but shall not be obliged to, at its election make such payments or discharge such obligations on behalf of the Chargor. Any sums so paid by the Collateral Agent in respect thereof on behalf of the Chargor shall be reimbursed by the Chargor on demand (together with interest thereon, such interest shall be calculated from the due date up to the actual date of payment (regardless whether the interest accrues before or after a judgment) at a rate per annum equal to the aggregate of 2.0% per annum and the rate per annum selected by the Collateral Agent as reflecting its cost of funds for the time being in relation to the unpaid amounts) and pending such reimbursement shall constitute part of the Secured Obligations.

6.3	The Collateral Agent shall not have any duty to ensure that any dividends, interest or other moneys and assets receivable in respect of the Charged Property are duly and punctually paid, received or collected as and when the same become due and payable or to ensure that the correct amounts (if any) are paid or received on or in respect of the Charged Property or to ensure the taking up of any (or any offer of any) stocks, shares, rights, moneys or other property paid, distributed, accruing or offered at any time by way of redemption, bonus, rights, preference, or otherwise on or in respect of, any of the Charged Property.

6.4	The Chargor hereby authorises the Collateral Agent to arrange at any time and from time to time (prior to or after the occurrence of an Event of Default) for the Charged Property or any part thereof to be registered in the name of the Collateral Agent (or its nominee) thereupon to be held, as so registered, subject to the terms of this Mortgage; provided that the Collateral Agent will have absolute and unfettered discretion as to the exercise of its functions.

7.	PRESERVATION OF SECURITY

7.1	It is hereby agreed and declared that:

(a)	the security created by this Mortgage shall be held by the Collateral Agent as a continuing security for the payment and discharge of the Secured Obligations and the security so created shall not be satisfied by any intermediate payment or satisfaction of any part of the Secured Obligations;

(b)	the Collateral Agent shall not be obliged to make any demand on any Obligor, to take any action or obtain judgment in any court against any Obligor or to make or file any proof or claim in a liquidation or insolvency of any Obligor or to enforce or seek to enforce any other security in respect of the Secured Obligations before exercising any right, power or remedy under this Mortgage;

(c)	no delay or omission on the part of the Collateral Agent (acting on the instructions of the Noteholders) in exercising any right, power or remedy under this Mortgage shall impair such right, power or remedy or be construed as a waiver thereof nor shall any single or partial exercise of any such right, power or remedy preclude any further exercise thereof or the exercise of any other right, power or remedy. The rights, powers and remedies herein provided are cumulative and not exclusive of any rights, powers and remedies provided by law or the Securities Purchase Agreement and may be exercised from time to time and as often as the Collateral Agent may deem expedient; and

(d)	any waiver by the Collateral Agent of any terms of this Mortgage shall only be effective if given in writing and then only for the purpose and upon the terms for which it is given.

7.2	Any settlement, release or discharge under this Mortgage between the Collateral Agent and the Chargor shall be conditional upon no security or payment to the Collateral Agent by any Company or the Chargor or any other person being avoided or set aside or ordered to be refunded or reduced by virtue of any law, regulation, provision or enactment relating to bankruptcy, insolvency, administration or liquidation for the time being in force or for any other reason and, if such condition is not or becomes not satisfied, the obligations of the Chargor under this Mortgage and the security hereunder shall continue (as if such settlement, release or discharge had not occurred), and the Collateral Agent shall be entitled to recover the security and payments hereunder from the Chargor as if such settlement, release or discharge had not occurred. If the Collateral Agent considers that any amount paid or credited to any Secured Party by or recovered by any Secured Party from any Obligor is capable of being avoided or reduced by virtue of any bankruptcy, insolvency, liquidation or similar laws, the liability of the Chargor under this Mortgage and the security constituted hereby shall continue and such amount shall not be considered to have been irrevocably paid.

7.3	The obligations of the Chargor and the rights of the Collateral Agent under this Mortgage and the security hereby constituted shall not be affected by any act, omission, matter or thing which, but for this provision, might operate to impair, affect or discharge such rights and security, in whole or in part, including without limitation, and whether or not known to or discoverable by any Company, the Chargor, the Collateral Agent or any other person:

(a)	any time or waiver granted to or composition with any Company, the Chargor or any other person;

(b)	the taking, variation, compromise, renewal or release of or refusal or neglect to perfect or enforce any rights, remedies or securities against any Company, the Chargor or any other person;

(c)	any legal limitation, disability, incapacity or other circumstances relating to any Company, the Chargor or any other person;

(d)	any amendment, variation, supplement or waiver under the Securities Purchase Agreement or the GSS Notes;

(e)	any amendment, variation, waiver or release of any of the Secured Obligations;

(f)	any failure to take or failure to realise the value of any other collateral in respect of the Secured Obligations or any release, discharge, exchange or substitution of any such collateral;

(g)	the dissolution, liquidation, amalgamation, reconstruction or reorganisation of any Company, the Chargor or any other person;

(h)	the unenforceability, invalidity or frustration of any obligations of any Company, the Chargor or any other person under the Securities Purchase Agreement, the GSS Notes or any other document or security; or

(i)	any other act, event or omission which but for this provision would or might operate to impair, discharge or otherwise affect the obligations of the Chargor hereunder.

7.4	Until (i) all Secured Obligations have been irrevocably discharged in full in cash, and (ii) all amounts which may be or become payable by any or all of the Obligors under or in connection with the Transaction Documents have been irrevocably paid in full, the Chargor shall not by virtue of any payment made hereunder on account of the Secured Obligations or by virtue of any enforcement by the Collateral Agent of its rights under, or the security constituted by, this Mortgage or by virtue of any relationship between or transaction involving the Chargor and any Company (whether such relationship or transaction shall constitute the Chargor a creditor of any Company, a guarantor of the obligations of any Company or in part subrogated to the rights of others against any Company or otherwise howsoever and whether or not such relationship or transaction shall be related to, or in connection with, the subject matter of this Mortgage):

(a)	exercise any rights of subrogation in relation to any rights, security or moneys held or received or receivable by the Collateral Agent or any person;

(b)	exercise any right of contribution from any co-surety liable in respect of such moneys and liabilities under any other guarantee, security or agreement;

(c)	exercise any right of set-off or counterclaim against the relevant Company or any such co-surety;

(d)	receive, claim or have the benefit of any payment, distribution, security or indemnity from the relevant Company or any such co-surety; or

(e)	unless so directed in writing by the Collateral Agent (when the Chargor will prove in accordance with such directions), claim as a creditor of the relevant Company or any such co-surety in competition with the Collateral Agent.

The Chargor shall hold in trust for the Collateral Agent and forthwith pay or transfer (as appropriate) to the Collateral Agent any such payment (including an amount to any such set off), distribution or benefit of such security, indemnity or claim in fact received by it.

7.5	The Chargor shall not accept or permit to subsist any collateral from any other person in respect of any right which the Chargor may have arising out of this Mortgage. Notwithstanding the foregoing, if any such collateral shall be accepted or subsisting, the Chargor shall hold any and all rights under such collateral on trust for the Collateral Agent.

8.	ENFORCEMENT OF SECURITY

8.1	Upon or at any time after the occurrence of an Event of Default, the security hereby constituted shall become immediately enforceable and the rights of enforcement of the Collateral Agent under this Mortgage shall be immediately exercisable upon and at any time thereafter and, without prejudice to the generality of the foregoing, the Collateral Agent without further notice to the Chargor and exercising such powers in such manner as the Collateral Agent may think fit in its discretion and shall not be under any obligation to act unless directed by any written instructions of the Noteholders as required by the terms of the Securities Purchase Agreement:

(a)	may solely and exclusively exercise all voting and/or consensual powers pertaining to the Charged Property or any part thereof; and

(b)	may remove the existing directors and officers (with or without cause) by dating and presenting the undated, signed letters of resignation delivered pursuant to this Mortgage; and

(c)	may receive and retain all dividends, interest or other moneys or assets accruing on or in respect of the Charged Property or any part thereof, such dividends, interest or other moneys or assets to be held by the Collateral Agent, until applied in the manner described in Section 8.5 as additional security charged under and subject to the terms of this Mortgage and any such dividends, interest and other moneys or assets received by the Chargor after such time shall be held in trust by the Chargor for the Collateral Agent and paid or transferred to the Collateral Agent on demand; and

(d)	may sell, transfer, grant options over or otherwise dispose of the Charged Property or any part thereof at such place and in a commercially reasonable manner and at such price or prices as directed by the Noteholders, and thereupon the Collateral Agent shall have the right to deliver, assign and transfer in accordance therewith the Charged Property so sold, transferred, granted options over or otherwise disposed of.

8.2	The Collateral Agent shall not be obliged to make any enquiry as to the nature or sufficiency of any payment received by it under this Mortgage or to make any claim or to take any action to collect any moneys assigned by this Mortgage or to enforce any rights or benefits assigned to the Collateral Agent by this Mortgage or to which the Collateral Agent may at any time be entitled hereunder.

8.3	Upon any sale or disposal of the Charged Property or any part thereof by the Collateral Agent, the purchaser shall not be bound to see or enquire whether the Collateral Agent’s power of sale has become exercisable in the manner provided in this Mortgage and the sale shall be deemed to be within the power of the Collateral Agent, and the receipt of the Collateral Agent for the purchase money shall effectively discharge the purchaser who shall not be concerned with the manner of application of the proceeds of sale or be in any way answerable therefore.

8.4	In making any sale or disposal of any of the Charged Property or making any acquisition, the Collateral Agent may do so for such consideration, in such manner and on such terms as it thinks fit.

8.5	The cash proceeds of Charged Property received in connection with the sale or other disposition of, or collection on, such Charged Property upon the exercise of remedies, shall be applied by the Collateral Agent first, to pay any claims of the Collateral Agent in respect of all costs and expenses incurred by the Collateral Agent in connection with the collection or realization of such cash or funds or the administration of this Mortgage; second, to the Collateral Agent for the Noteholders for application to the Secured Obligations in accordance with the Securities Purchase Agreement until such Secured Obligations are paid in full; and then, to the Chargor or to whomsoever may be lawfully entitled to receive the same as a court of competent jurisdiction may direct.

8.6	Neither the Collateral Agent nor its agents, managers, officers, employees, delegates and advisers shall be liable to any person (including any Noteholder) for any claim, demand, liability, loss, damage, cost or expense incurred or arising in connection with the exercise or purported exercise of any rights, powers and discretions hereunder in the absence of gross negligence or willful misconduct (in each case as finally judicially determined).

8.7	The Collateral Agent shall not by reason of the taking of possession of the whole or any part of the Charged Property be liable to account as mortgagee-in-possession or for anything except actual receipts or be liable for any loss upon realisation or for any default or omission for which a mortgagee-in-possession might be liable.

9.	FURTHER ASSURANCES

The Chargor shall from time to time execute and do all such assurances, acts and things as the Collateral Agent in its absolute discretion may require for:

(a)	perfecting, protecting or ensuring the priority of the security hereby created (or intended to be created);

(b)	preserving or protecting any of the rights of the Collateral Agent under this Mortgage;

(c)	ensuring that the security constituted by this Mortgage and the covenants and obligations of the Chargor under this Mortgage shall enure to the benefit of any assignee of the Collateral Agent;

(d)	facilitating the appropriation or realisation of the Charged Property or any part thereof; or

(e)	the exercise of any power, authority or discretion vested in the Collateral Agent under this Mortgage,

in any such case, forthwith upon demand by the Collateral Agent and at the expense of the Chargor.

10.	INDEMNITIES

10.1	The Chargor hereby unconditionally and irrevocably covenants and undertakes to indemnify and hold harmless the Collateral Agent, its directors, officers, employees and agents (each an “indemnified party”) in full at all times against all losses, liabilities, actions, proceedings, claims, demands, penalties, damages, costs and expenses, disbursements, and other liabilities whatsoever (the “Losses”), including without limitation the reasonable costs and expenses of legal advisors and other experts, which may be incurred, suffered or brought against such indemnified party as a result or in connection with (a) their appointment or involvement hereunder or the exercise of any of their powers or duties hereunder or the taking of any acts in accordance with the terms of this Mortgage or its usual practice, (b) this Mortgage and any other Transaction Documents, or (c) any instruction or other direction upon which the Collateral Agent may rely under this Mortgage, as well as the costs and expenses incurred by an indemnified party of defending itself against or investigating any claim or liability with respect of the foregoing; provided that this indemnity shall not apply in respect of an indemnified party to the extent but only to the extent that any such Losses incurred or suffered by or brought against such indemnified party arises directly from the fraud, wilful misconduct or gross negligence of such indemnified party. The parties hereto acknowledge that the foregoing indemnities shall survive the resignation or removal of the Collateral Agent or the termination of this Mortgage.

10.2	If, under any applicable law or regulation, and whether pursuant to a judgment being made or registered against the Chargor or the bankruptcy or liquidation of the Chargor or for any other reason any payment under or in connection with this Mortgage is made or fails to be satisfied in a currency (the “Payment Currency”) other than the currency in which such payment is due under or in connection with this Mortgage (the “Contractual Currency”), then to the extent that the amount of such payment actually received by the Collateral Agent when converted into the Contractual Currency at the rate of exchange, falls short of the amount due under or in connection with this Mortgage, the Chargor, as a separate and independent obligation, shall, indemnify and hold harmless the Collateral Agent against the amount of such shortfall. For the purposes of this Section 10.2, “rate of exchange” means the rate at which the Collateral Agent is able on or about the date of such payment to purchase, from such source as it may select in its ordinary course of business (acting reasonably) the Contractual Currency with the Payment Currency and shall take into account any premium and other costs of exchange with respect thereto.

11.	SPECIAL DAMAGES AND CONSEQUENTIAL LOSS

Notwithstanding any other term or provision of this Mortgage to the contrary, under no circumstances shall the Collateral Agent be liable for special, punitive, indirect or consequential loss or damage of any kind whatsoever including but not limited to loss of profits, whether or not foreseeable, and regardless of whether the claim for such loss or damage is made in negligence, for breach of contract, breach of trust, breach of fiduciary obligation or otherwise. The provisions of this Section shall survive the termination or expiry of this Mortgage or the resignation or removal of the Collateral Agent.

12.	ILLEGALITY/EXPENDITURE OF COLLATERAL AGENT FUNDS

No provision of this Mortgage shall require the Collateral Agent to do anything that may: (i) be illegal or contrary to applicable law or regulation; (ii) cause it to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its own rights or powers, if it shall have grounds for believing that repayment of such funds or satisfactory indemnity against such risk or the liability is not assured to it.

13.	DELEGATIONS

The Collateral Agent may execute any of its powers and perform any of its duties hereunder directly or through delegates or attorneys and may consult with counsel, accountants and other skilled persons to be reasonably selected and retained by it. The Collateral Agent shall not be liable for the acts of such delegates or attorneys, or for anything done, suffered or omitted by it in accordance with the advice or opinion of any such counsel, accountants or other skilled persons.

14.	FORCE MAJEURE

Notwithstanding anything to the contrary in this Mortgage or in any other Transaction Document, the Collateral Agent shall not in any event be liable for any failure or delay in the performance of its obligations hereunder if it is prevented from so performing its obligations by any existing or future law or regulation, any existing or future act of governmental authority, Act of God, flood, war whether declared or undeclared, terrorism, riot, rebellion, civil commotion, strike, lockout, other industrial action, general failure of electricity or other supply, aircraft collision, technical failure, accidental or mechanical or electrical breakdown, computer failure or failure of any money transmission system or any reason which is beyond the control of the Collateral Agent.

15.	NO FIDUCIARY DUTY

Notwithstanding anything to the contrary in this Mortgage, it is expressly understood and agreed that the Collateral Agent shall not have any fiduciary responsibilities to the Chargor, the Company or any of their respective affiliates or to any other person by reason of this Mortgage or any Security Documents beyond those duties as are expressly imposed on the Collateral Agent by applicable law or as set forth in this Mortgage and the Security Documents.

16.	EXPERT ADVICE

The Collateral Agent shall engage and consult, at the expense of the Chargor, with any legal adviser and professional adviser selected by it and rely upon any advice so obtained. The Collateral Agent and its respective directors, officers, employees and duly appointed agents shall be protected and shall not be liable in respect of any action taken, or omitted to be done or suffered to be taken, in accordance with such advice.

17.	POWER OF ATTORNEY

17.1	The Chargor, by way of security and in order more fully to secure the performance of its obligations hereunder, hereby irrevocably appoints the Collateral Agent and the persons deriving title under it jointly and also severally to be its attorney to execute and complete in favour of the Collateral Agent or its nominees or of any purchaser any documents which the Collateral Agent may from time to time require for perfecting its title to or for vesting any of the assets and property hereby charged or assigned in the Collateral Agent or its nominees or in any purchaser and to give effectual discharges for payments, to take and institute on non-payment (if the Collateral Agent in its sole discretion so decided or if acting upon the instructions of the Noteholders) all steps and proceedings in the name of the Chargor or of the Collateral Agent for the recovery of such moneys, property and assets hereby charged and to agree accounts and make allowances and give time or other indulgence to any surety or other person liable and otherwise generally for it and in its name and on its behalf and as its act and deed or otherwise execute, seal and deliver and otherwise perfect and do any such legal assignments and other assurances, charges, authorities and documents over the moneys, property and assets hereby charged, and all such deeds, instruments, acts and things (including, without limitation, those referred to in Section 9) which may be required for the full exercise of all or any of the powers conferred or which may be deemed proper on or in connection with any of the purposes aforesaid. Notwithstanding any other provision of this Section 17.1, such power shall not be exercisable by or on behalf of the Collateral Agent as the case may be until an Event of Default has occurred and is continuing.

17.2	The power hereby conferred shall be an irrevocable power of attorney and is given by way of security with respect to the Chargor’s obligations hereunder and the Chargor hereby ratifies and confirms and agrees to ratify and confirm any instrument, act or thing which any such attorney may execute or do pursuant to Section 17.1. In relation to the power referred to herein, the exercise by the Collateral Agent of such power shall be conclusive evidence of its right to exercise the same.

18.	EXPENSES

18.1	The Chargor shall pay to the Collateral Agent on demand all costs, fees and expenses (including, but not limited to, reasonable legal fees and expenses) and taxes thereon (together with interest from the date the costs, fees, expenses and/or taxes were incurred to the date of payment calculated at a rate per annum equal to the aggregate of 2.0% per annum and the rate per annum specified by the Collateral Agent as reflecting its cost of funds for the time being in relation to the unpaid amounts) incurred by the Collateral Agent or for which the Collateral Agent may become liable in connection with this Mortgage, including but not limited to:

(a)	the preparation, negotiation, execution and delivery of this Mortgage;

(b)	the preserving or enforcing of, or attempting to preserve or enforce, any of its rights under this Mortgage or the priority hereof;

(c)	any variation of, or amendment or supplement to, any of the terms of this Mortgage; and

(d)	any consent or waiver required by the Chargor from the Collateral Agent in relation to this Mortgage;

and in the case referred to in Sections 18.1(b) and 18.1(c); provided that such costs, fees and expenses are reasonably incurred but regardless of whether any such variation, amendment, supplement, consent or waiver is actually implemented, completed or granted, as the case may be.

18.2	The Chargor shall, pay promptly all stamp, documentary and other like duties and taxes to which this Mortgage may be subject or give rise and shall indemnify the Collateral Agent and the Noteholders on demand against any and all liabilities with respect to or resulting from any delay or omission on the part of the Chargor to pay any such duties or taxes. This provision shall survive the resignation or removal of the Collateral Agent or the termination of this Mortgage.

19.	NOTICES

19.1	Any communication to be made by a party hereto to another party hereto under or in connection with this Mortgage shall be made in writing and, unless otherwise stated, may be made by fax or letter.

19.2	The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each party hereto for any communication or document to be made or delivered under or in connection with this Mortgage is that identified with its name below, or any substitute address or fax number or department or officer as that party may notify the Collateral Agent (or the Collateral Agent may notify to the other parties hereto, if a change is made by the Collateral Agent) by not less than three Business Days’ notice.

To Chargor:

Xinyuan Real Estate, Ltd.

Address:

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

With a copy to the Chargor at its operational address:

c/o Xinyuan Real Estate Co., Ltd.

No. 18, Xinyuan Road,

Zhengzhou City, Henan Province

PRC

Fax: +86 0371 6565 1168

Attention: Mr. Tom Gurnee, Chief Financial Officer

To each Company:

Victory Good Development Limited

Address:

c/o Xinyuan Real Estate Co., Ltd.

No. 18, Xinyuan Road,

Zhengzhou City, Henan Province

PRC

Fax: +86 0371 6565 1168

Attention: Mr. Tom Gurnee, Chief Financial Officer

South Glory International Limited

Address:

c/o Xinyuan Real Estate Co., Ltd.

No. 18, Xinyuan Road,

Zhengzhou City, Henan Province

PRC

Fax: +86 0371 6565 1168

Attention: Mr. Tom Gurnee, Chief Financial Officer

Elite Quest Holdings Limited

Address:

c/o Xinyuan Real Estate Co., Ltd.

No. 18, Xinyuan Road,

Zhengzhou City, Henan Province

PRC

Fax: +86 0371 6565 1168

Attention: Mr. Tom Gurnee, Chief Financial Officer

To Collateral Agent:

The Bank of New York Mellon, as Collateral Agent

Address:

1201-1205, 3 Pacific Place, 1 Queen’s Road East

Hong Kong

Fax: (852) 2295-3283

Attention: Global Corporate Trust

19.3	Subject to Section 19.4, any communication or document made or delivered by any party hereto to another party hereto under or in connection with this Mortgage will only be effective:

(a)	if by way of fax, at the time of dispatch; or

(b)	if by way of letter, when it has been left at the relevant address or after being deposited in the post postage prepaid in an envelope addressed to it at that address, and, if a particular department or officer is specified as part of its address details provided under Section 19.2, if addressed to that department or officer.

19.4	Any notice given under or in connection with this Mortgage must be in English.

20.	ASSIGNMENTS

20.1	This Mortgage shall be binding upon the Chargor and the Companies and shall enure to the benefit of the Collateral Agent and its successors and assigns and references in this Mortgage to any of them shall be construed accordingly.

20.2	Neither the Chargor nor any Company may assign or transfer all or any part of its rights or obligations under this Mortgage.

20.3	The Collateral Agent may from time to time assign its rights under this Mortgage to its successor Collateral Agent without the consent of the Chargor or the Companies, provided that the appointment of such successor Collateral Agent complies with the provisions of the Collateral Agency Agreement.

21.	MISCELLANEOUS

21.1	The Collateral Agent, at any time and from time to time, may delegate by power of attorney or in any other manner to any person or persons all or any of the powers, authorities and discretions which are for the time being exercisable by the Collateral Agent under this Mortgage in relation to the Charged Property or any part thereof. Any such delegation may be made upon such terms and be subject to such regulations as the Collateral Agent may think fit. The Collateral Agent shall not be in any way liable or responsible to the Chargor for any loss or damage arising from any act, default, omission or misconduct on the part of any such delegate; provided the Collateral Agent has acted reasonably in selecting such delegate.

21.2	If any Section, condition, covenant or restriction of this Mortgage or any deed or document emanating from it shall be found to be void but would be valid if some part thereof were deleted or modified, then such Section, condition, covenant or restriction, as the case may be, shall apply with such deletion or modification as may be necessary to make it valid and effective.

21.3	This Mortgage (together with any documents referred to herein) constitutes the whole agreement between the Parties relating to its subject matter and no variations hereof shall be effective unless made in writing and signed by each of the Parties.

21.4	The headings in this Mortgage are inserted for convenience only and shall not affect the construction of this Mortgage.

21.5	This Mortgage may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument.

21.6	All payments to be made by the Chargor under this Mortgage shall be made free and clear of and without deduction for or on account of tax unless the Chargor is required to make such payment subject to the deduction or withholding of tax, in which case the sum payable by the Chargor in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the person on account of whose liability to tax such deduction or withholding has been made receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made.

21.7	Each Company is party to this Mortgage for the purpose of Section 2, Section 4.2, Section 11, Section 12, Section 13, Section 15, Section 19, Section 20, and Section 22 but none of the Companies shall each have any rights under this Mortgage or any provision hereof. By signing this Mortgage, each Company confirms that it has received notice of the security hereby created.

22.	LAW AND JURISDICTION

22.1	Governing Law

This Mortgage is governed by and shall be construed in accordance with Hong Kong law.

22.2	Hong Kong Courts

The courts of Hong Kong have jurisdiction to settle any disputes (a “Dispute”) arising out of, or connected with this Mortgage (including a dispute regarding the existence, validity or termination of this Mortgage or the consequences of its nullity) and each of the Chargor and the Companies irrevocably submits to the jurisdiction of such courts. Each of the Chargor and the Companies agrees that the process of any proceedings in Hong Kong may be served on it by being delivered to the Chargor at the address referred to in Section 19 above.

22.3	Service of process

The Chargor irrevocably appoints Victory Good Development Limited of 2/F., Jonsim Place, No. 228 Queen’s Road East, Wanchai, Hong Kong, as its agent under this Mortgage for service of process in any proceedings before the courts of Hong Kong courts in connection with this Mortgage. If any person appointed as process agent under this Section is unable for any reason to so act, the Chargor must immediately (and in any event within 10 days of the event taking place) appoint another agent on terms acceptable to the Collateral Agent. Failing this, the Collateral Agent may appoint another process agent for this purpose. The Chargor agrees that failure by a process agent to notify it of any process will not invalidate the relevant proceedings.

22.4	Convenient Forum

The Parties agree that the courts of Hong Kong are the most appropriate and convenient courts to settle Disputes between them and, accordingly, that they will not argue to the contrary.

22.5	Non-exclusive Jurisdiction

This Section 22 (Law and Jurisdiction) is for the benefit of the Collateral Agent only. As a result and notwithstanding Section 22.2 (Hong Kong Courts), it does not prevent the Collateral Agent from taking proceedings relating to a Dispute in any other courts with jurisdiction, nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by law.

SCHEDULE 1

Particulars of Shares

Issuer of the relevant Shares	Beneficial Owner	Shares in the relevant Company	Registered Owner
Victory Good Development Limited	Xinyuan Real Estate, Ltd.	100 ordinary share of HK$1.00 each	Xinyuan Real Estate, Ltd.
South Glory International Limited	Xinyuan Real Estate, Ltd.	100 ordinary share of HK$1.00 each	Xinyuan Real Estate, Ltd.
Elite Quest Holdings Limited	Xinyuan Real Estate, Ltd.	100 ordinary share of HK$1.00 each	Xinyuan Real Estate, Ltd.

SCHEDULE 2

Part I

Form of Instrument of Transfer

INSTRUMENT OF TRANSFER

[Victory Good Development Limited] / [South Glory International Limited] / [Elite Quest Holdings Limited]

I/We

of

in consideration of the Sum of Dollars

paid to me/us by (name in full)

of (full address)

(hereinafter called “the said Transferee”) do hereby transfer to the said Transferee the share(s)

numbered

standing in my/our name in the Register of the captioned company to hold unto the said Transferee or (his/her Executors or Administrators/its Assigns), subject to the several conditions upon which I/we hold the same at the time of execution hereof. And I/we the said Transferee do hereby agree to take the said Share(s) subject to the same conditions.

Witness our hands the                      day of                                         .

Signed by the Transferor	)
)
in the presence of the witness :-)
)
Witness’ full name	)
)
Witness’ address	)
	)	Signature:
)
	)	(Transferor)
Witness’ signature	)

Signed by the Transferee	)
)
in the presence of the witness :-)
)
Witness’ full name	)
)
Witness’ address	)
	)	Signature:
)
	)	(Transferee)
Witness’ signature	)

Part II

Form of Bought and Sold Notes

SOLD NOTE

Name of Buyer:

Address:

Name of Company in which the shares are to be sold :

[Victory Good Development Limited] / [South Glory International Limited] / [Elite Quest Holdings Limited]

Number of Shares:	of	each

Consideration:

(Seller)

Date:

BOUGHT NOTE

Name of Seller:

Address:

Name of Company in which the shares are to be bought :

[Victory Good Development Limited] / [South Glory International Limited] / [Elite Quest Holdings Limited]

Number of Shares:	of	each

Consideration:

(Buyer)

Date:

SCHEDULE 3

Part I

Date

The Board of Directors

[Victory Good Development Limited] / [South Glory International Limited] / [Elite Quest Holdings Limited]

[Address]

Dear Sirs,

RESIGNATION OF DIRECTOR

I hereby tender my resignation as a Director of the Company with effect from the date of this resignation letter and confirm that I have no claim against the Company for loss of office or otherwise.

Yours faithfully,

[Director]

Part II

LETTER OF AUTHORISATION

[Date]

TO:

The Collateral Agent (as defined in the Share Mortgage) [—]

Dear Sirs,

EQUITABLE MORTGAGE IN RESPECT OF SHARES BETWEEN XINYUAN REAL ESTATE, LTD., AS CHARGOR AND THE BANK OF NEW YORK MELLON AS COLLATERAL AGENT DATED APRIL 15, 2010 (AS AMENDED FROM TIME TO TIME THE “SHARE MORTGAGE”)

I refer to my executed but undated letter of resignation as director of [Victory Good Development Limited] / [South Glory International Limited] / [Elite Quest Holdings Limited] provided in accordance with the Share Mortgage and I hereby authorise you to date the letter upon or at any time after the occurrence of an Event of Default (as defined in the Share Mortgage).

Yours faithfully,

[Director]

SCHEDULE 4

Registration Undertaking

[Victory Good Development Limited] /

[South Glory International Limited] /

[Elite Quest Holdings Limited]

TO:

The Collateral Agent (as defined in the Share Charge)

Dear Sirs

[Victory Good Development Limited] / [South Glory International Limited] / [Elite Quest Holdings Limited]

We refer to the Securities Purchase Agreement dated April 15, 2010 (as amended from time to time) among Xinyuan Real Estate Co., Ltd., the Guarantors (as defined therein) and the Noteholders, providing, inter alia, for issuance of the guaranteed senior secured US$40,000,000 note due April 15, 2013 (the “GSS Notes”). We also refer to the Equitable Mortgage in respect of Shares of Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited dated April 15, 2010 (as amended from time to time, the “Share Charge”) amongst Xinyuan Real Estate, Ltd. (the “Chargor”), Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited and The Bank of New York Mellon as Collateral Agent (the “Collateral Agent”, which expression shall include its successors, assigns and transferees) whereby, inter alia, the Chargor granted a charge over the Charged Property in favour of the Collateral Agent.

Capitalised words and expressions used in this letter which are not expressly defined herein have the meanings ascribed to them in the Share Charge.

This letter of undertaking is given pursuant to Section 4.3(e) of the Share Charge.

In consideration of the purchase by the Noteholders of the GSS Notes referred to above and for other valuable consideration receipt of which is hereby acknowledged, [Victory Good Development Limited] / [South Glory International Limited] / [Elite Quest Holdings Limited] (the “Company”) hereby irrevocably and unconditionally undertakes to register in the Company’s register of members any and all share transfers to or by the Collateral Agent or its nominee in respect of any or all of the Shares with respect to the Company submitted to the Company by the Collateral Agent.

Yours faithfully,

Director

IN WITNESS WHEREOF the parties hereto have caused this Mortgage to be duly executed and delivered the day and year first before written.

EXECUTED AS A DEED	)
for and on behalf of	)
Xinyuan Real Estate, Ltd.	)
by: Thomas Gurnee	)	Per: /s/ Thomas Gurnee
)

THE COMMON SEAL of	)
Victory Good Development Limited	)
was affixed to this Mortgage	)	/s/ Yong Zhang
in the presence of Yong Zhang	)
)

THE COMMON SEAL of	)
South Glory International Limited	)
was affixed to this Mortgage	)	/s/ Christopher Fiegen
in the presence of Christopher John Fiegen	)
)

THE COMMON SEAL of	)
Elite Quest Holdings Limited	)
was affixed to this Mortgage	)	/s/ Yong Zhang
in the presence of Yong Zhang	)
)

EXECUTED AS A DEED	)
for and on behalf of	)
The Bank of New York Mellon	)
by: Tze Kit Lam	)	Per: /s/ Tze Kit Lam
)

[SIGNATURE PAGE TO EQUITABLE MORTGAGE FOR HK COMPANIES]